  EXHIBIT 17.1

RESIGNATION

The undersigned hereby resigns as a Director of ZIVO BIOSCIENCE, INC., a Nevada corporation (the “Corporation”) effective on the date set forth below.  This resignation is not the result of any disagreement between the undersigned and the Corporation on any matter relating to the Corporation’s operations, policies or practices.

Dated _9-17-2021	/s/ Robert O. Rondeau, Jr.
ROBERT O. RONDEAU, JR.